FILED VIA EDGAR

March 28, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Uncommon Investment Funds Trust (the “Trust”) Form PRE 14A

(File Nos. 333-249503 and 811-23464)

Ladies and Gentlemen:

Uncommon Investment Funds Trust (the “Trust”) is filing electronically via the Commission’s EDGAR system the preliminary proxy statement on Schedule 14A in connection with the solicitation of proxies for the special meeting of shareholders of record as of March 29, 2022 of Uncommon Portfolio Design Core Equity ETF (the “Fund”) series of the Trust. The special meeting is currently scheduled to be held on April 28, 2022. The Fund anticipates releasing definitive proxy materials to stockholders on or about April 7, 2022.

At the meeting, we will ask shareholders of the Fund to vote on:

1)	Approval of a new investment advisory agreement between Uncommon Investment Funds Trust, on behalf of the Uncommon Portfolio Design Core Equity ETF, and Uncommon Portfolio Design, Inc.; and
2)	Any other matters that properly come before the meeting.

At a meeting on March 17, 2022, the Board of Trustees of the Trust unanimously approved Proposal 1 and is recommending that shareholders vote for the proposal.

If you should have any questions concerning this filing, please contact me at (212) 397-2524.

Very truly yours,

/s/ Thaddeus Leszczynski

Thaddeus Leszczynski

Secretary

cc:        Eric Rubin, Uncommon Investment Advisors LLC

Alan Goldberg, Stradley Ronon Stevens & Young, LLP

Jesse Hallee, Ultimus Fund Solutions, LLC